UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Translation of registrant’s name into English)

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

CHANGES IN REGISTRANT’S COUNSEL

(a) Dismissal of Counsel

Tantech Holdings Ltd. (the “Company” or the “Registrant”) dismissed its counsel, Kaufman & Canoles, P.C., effective August 2, 2026.

(b) Engagement of New Counsel

On August 3, 2025, the Company engaged Womble Bond Dickinson (US) LLP as its counsel.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: August 4, 2026	By:	/s/ Zheyuan Liu
Zheyuan Liu
Chief Executive Officer

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